Exhibit 99.4
REGISTERED SHAREHOLDER ATTENDANCE FORM
TO:    QIAGEN N.V.
c/o Equiniti Trust Company, LLC
Attention: Proxy Department
48 Wall Street, Floor 23
New York, NY 10005

QIAGEN N.V.
Annual General Meeting of Shareholders June 21, 2024
The undersigned, holder of___________________ registered shares of QIAGEN N.V. (the "Company"), hereby notifies the Company that he/she/it wishes to attend and to exercise his/her/its shareholder rights at the Annual General Meeting of Shareholders of the Company to be held on Friday, June 21, 2024 at 10:00 a.m., local time, at Maaspoort, Oude Markt 30, 5911 HH Venlo, The Netherlands, and requests that the Company add his/her/its name to the admission list for the Annual General Meeting.

The undersigned registered shareholder realizes that he/she/it can only exercise his/her/its shareholder rights for the shares registered in his/her/its name as of the close of business (New York time) on Friday, May 24, 2024, the record date for the Annual General Meeting.

In witness whereof the undersigned has duly executed this form/caused this form to be duly executed by its authorized officers at _____________________________this______ day of______________, 2024.

_________________________________________________________________________
(Signature of registered shareholder)

__________________________________________________________________________
(Signature of registered shareholder)

__________________________________________________________________________
(Print full name of registered shareholder(s))

If the shares are held jointly, each registered holder must sign. Notification must be received no later than 5 p.m. (New York time) on Friday, June 14, 2024 at the offices of Equiniti Trust Company, LLC, Attention: Proxy Department, 48 Wall Street, Floor 23, New York, NY 10005, United States of America.